Exhibit 12.1

New Skies Satellites B.V.

Computation of Earnings to Fixed Charges

(in Millions (other than ratios))

									Period from January 1, 2004 to November 1,		Period from November 2, 2004 to December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2000		2001		2002		2003		2004		2004	2005	2004

Income (loss) before income taxes	$49.2		$52.4		$29.2		$18.5		$12.0		$ (19.4)	$0.3	$0.2

ADD: Fixed Charges:
Capitalized interest	2.8		1.5		1.6		1.9		1.2		2.0	1.8	0.4
Interest expense (including amortization of debt issuance costs)	1.0		0.4		0.5		1.2		1.4		10.0	19.1	0.3
Rentals (1/3)(a)	0.3		0.4		0.4		0.4		0.2		—	0.1	0.1

Total Fixed Charges	$4.1		$2.3		$2.5		$3.5		$2.8		$12.0	$21.0	$0.8

Income (loss) before income taxes plus fixed charges	53.3		54.7		31.7		22.0		14.8		(7.4)	21.3	1.0
LESS: Capitalized interest	(2.8)		(1.5)		(1.6)		(1.9)		(1.2)		(2.0)	(1.8)	(0.4)

Earnings (as defined)	$50.5		$53.2		$30.1		$20.1		$13.6		$(9.4)	$19.5	$0.6

Total Fixed Charges	$4.1		$2.3		$2.5		$3.5		$2.8		$12.0	$21.0	$0.8

Ratio of Earnings to Fixed Charges	12.2	x	23.5	x	11.9	x	5.7	x	4.8	x	—	—	—

Deficiency in Earnings Required to Cover Fixed Charges	—		—		—		—		—		$(21.4)	$(1.5)	$(0.2)

(a)      We believe 33% is a reasonable approximation of an appropriate interest factor for operating leases.